

December 7, 2010

Via U.S. Mail

Ms. Sun Dongqing
Director and Chief Financial Officer
C Site 25-26F Presidential Building
N. 69 Heping North Street
Heping District, Shenyang, PRC 110003

> **Re: Great China International Holdings, Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for the period ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 0-23015**

Dear Ms. Dongqing:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

1.   Please tell us how your presentation of Cash flows from operating activities, using Net income (loss) from continuing operations and not Net income (loss) as the starting point for the indirect method presentation, complies with ASC 230-10-45-28.

Form 10-Q for the period ended September 30, 2010

Notes to the Unaudited Consolidated Financial Statements, page 6

2. Summary of significant accounting policies, page 6

Subsequent Events, page 10

2.   We note that you have evaluated subsequent events as of October 30, 2010, the date on which the Form 10-Q as available to be issued. Please tell us why you did not discuss whether you repaid the $13.7 million bank loan, due October 15, 2010, or if you renegotiated a loan extension for this note.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  *   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  *   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  *   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comments on the financial statements and related matters.

                                        Sincerely,

                                        Kevin Woody
                                        Accounting Branch Chief